UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (AMENDMENT NO. _____)*

KONGZHONG CORPORATION
(Name of Issuer)

Ordinary Shares, Par Value US$0.0000005 Per Share (“Shares”) and American Depositary Shares (“ADS”)1
(Title of Class of Securities)

50047P1042
(CUSIP Number)

March 19, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☑ Rule 13d-1(c) ☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Each American Depositary Share represents 40 Shares.
2 This CUSIP number applies to the Issuer’s American Depositary Shares.

CUSIP No.	50047P104
1.	Names of Reporting Persons Chi Sing Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 72,000,000 Shares and 559,529 ADSs, each representing 40 Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 72,000,000 Shares and 559,529 ADSs, each representing 40 Shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,000,000 Shares and 559,529 ADSs, each representing 40 Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Including 66,556,800 Shares and 517,224 ADSs of which the record owner is IDG-Accel China Growth Fund II L.P. and 5,443,200 Shares and 42,305 ADSs of which the record owner is IDG-Accel China Investors II L.P. The ultimate general partner of both record owners is IDG-Accel China Growth Fund GP II Associates Ltd., of which the Reporting Person and Quan Zhou are directors. By virtue of acting together to direct the management and operations of IDG-Accel China Growth Fund GP II Associates Ltd., the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to all these securities .

(2) Based upon 1,510,906,573 Shares outstanding as of December 31, 2010 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on June 27, 2011.

Item 1(a).  Name of Issuer

KongZhong Corporation

Item 1(b).  Address of Issuer’s Principal Executive Offices

35th Floor, Tengda Plaza
No. 168, Xizhimenwai Street
Beijing, China, 100044

Item 2(a).  Name of Person Filing

Chi Sing Ho

On March 19, 2012, Chi Sing Ho replaced Patrick J. McGovern as one of the two directors of IDG-Accel China Growth Fund GP II Associates Ltd. IDG-Accel China Growth Fund II L.P. (“IDG Fund LP”) is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Fund LP is IDG-Accel China Growth Fund II Associates L.P. (“IDG Associates LP”), a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Associates LP is IDG-Accel China Growth Fund GP II Associates Ltd. (“IDG GP”), a limited liability company incorporated under laws of the Cayman Islands. IDG-Accel China Investors II L.P. (“IDG Investors LP”) is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Investors LP is IDG GP. The other director of IDG GP is Quan Zhou, who may be deemed to have shared voting and dispositive power over the Shares and ADSs reported in this filling with Chi Sing Ho.

Quan Zhou, IDG Fund LP, IDG Associates LP, IDG GP and IDG Investors LP previously jointly field a Schedule 13G in relation to the Shares and ADSs reported in this filling on October 8, 2008 , which was last amended on February 13, 2012.

Item 2(b).  Address of Principal Business Office or, If None, Residence

c/o IDG VC Management Ltd.
Unit 1509, The Center
99 Queen’s Road
Central, Hong Kong

Item 2(c).  Citizenship

Chi Sing Ho is a citizen of Canada.

Item 2(d).  Title of Class of Securities

Ordinary shares, par value $0.0000005 per share (“Shares”)

Item 2(e).  CUSIP No.

50047P104

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.  Ownership

The information for the reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5.  Ownership of 5 Percent or Less of a Class

N/A.

Item 6. Ownership of More Than 5 Percent on Behalf of Another Person

 N/A.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A.

Item 8.  Identification and Classification of Members of the Group

N/A.

Item 9.  Notice of Dissolution of Group

N/A.

Item 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2012

CHI SING HO

By:	/s/ Chi Sing Ho